UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2017 (September 1, 2017)

GP INVESTMENTS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340
(Registrant’s telephone number, including area code)

Not Applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§240.12b-230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2) of this chapter.

☑	Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act

Item 8.01.          Other Events.

On September 1, 2017, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (“GPIAC”) unilaterally extended the End Date under the Agreement and Plan of Merger, dated as of May 16, 2017 (as amended on June 30, 2017, the “Merger Agreement”), by and among GPIAC, Let’s Go Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GPIAC, Rimini Street, Inc., a Nevada corporation (“Rimini Street”), and the Holder Representative thereunder, to November 17, 2017.

The registration statement of GPIAC on Form S-4 (File No.: 333-219101), originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2017, as subsequently amended (the “Registration Statement”) was declared effective by the SEC on September 8, 2017. The definitive joint proxy statement/prospectus will be mailed to stockholders of Rimini Street and to shareholders of GPIAC on September 8, 2017.

The special meeting of Rimini Street stockholders to approve the Merger Agreement and certain other proposals will be held on September 18, 2017 and, as previously announced, the extraordinary general meeting of GPIAC shareholders to approve the Merger Agreement and certain other proposals will be held on September 26, 2017.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between GPIAC and Rimini Street.  These statements are based on the current expectations of GPIAC and Rimini Street management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding GPIAC’s and Rimini Street’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to; changes in the business environment in which GPIAC and Rimini Street operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Rimini Street operates; adverse litigation developments; inability to refinance existing debt on favorable terms; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of GPIAC’s or Rimini Street’s management team; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the shareholders of GPIAC and/or the stockholders of Rimini Street for the transaction is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of GPIAC and Rimini Street; uncertainty as to the long-term value of GPIAC common stock; the inability to realize the expected amount and timing of cost savings and operating synergies; those discussed in GPIAC’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors,” as updated from time to time by GPIAC’s Quarterly Reports on Form 10-Q and other documents of GPIAC on file with the SEC or in the joint proxy statement/prospectus that will be filed with the SEC by GPIAC. There may be additional risks that neither GPIAC nor Rimini Street presently know or that GPIAC and Rimini Street currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide GPIAC’s and Rimini Street’s expectations, plans or forecasts of future events and views as of the date of this communication. GPIAC and Rimini Street anticipate that subsequent events and developments will cause GPIAC’s and Rimini Street’s assessments to change. However, while GPIAC and Rimini Street may elect to update these forward-looking statements at some point in the future, GPIAC and Rimini Street specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GPIAC’s and Rimini Street’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination between Rimini Street and GPIAC or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the transactions referred to in this communication, on June 30, 2017, GPIAC filed its Registration Statement with the SEC. GPIAC subsequently filed an amended Registration Statement with the SEC on August 9, 2017, August 30, 2017 and September 6, 2017.  The Registration Statement was declared effective by the SEC on September 8, 2017. The definitive joint proxy statement/prospectus will be mailed to stockholders of Rimini Street and to shareholders of GPIAC on September 8, 2017.

This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that GPIAC may file with the SEC and send to GPIAC’s shareholders and/or Rimini Street’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by GPIAC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by GPIAC are available free of charge by contacting GPIAC at 150 E. 52nd Street, Suite 5003, New York, New York 10022, Attn: Investor Relations.

Participants in the Solicitation

GPIAC and Rimini Street and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of the proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of GPIAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 16, 2017. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, has also been included in the joint proxy statement/prospectus and other relevant materials filed with the SEC on June 30, 2017, as amended on August 9, 2017, August 30, 2017, and September 6, 2017. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GP Investments Acquisition Corp.

	By:	/s/ Antonio Bonchristiano
Dated: September 8, 2017		Name:	Antonio Bonchristiano
		Title:	Chief Executive Officer